SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  ------------

                                 SCHEDULE 13D/A
                                 AMENDMENT NO 1

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               Franklin Covey Co.
              ----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value, $0.05 Per Share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    353469109
              ----------------------------------------------------
                                 (CUSIP Number)

                                Daniel A. Decker
                       Knowledge Capital Investment Group
                             4200 Chase Tower West
                                2200 Ross Avenue
                              Dallas, Texas 75201
                                 (214) 220-4900

              ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 17, 1999
              ----------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                (Page 1 of   Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 353469109                SCHEDULE 13D                Page 2 of 8 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Knowledge Capital Investment Group
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
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                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               5,357,143*
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             None
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        5,357,143*
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        None
                        --------------------------------------------------------

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,357,143*
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.8%
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14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

* Represents shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 amends the Statement on Schedule 13D filed on June 14, 1999 (the "Schedule 13D"), by knowledge Capital Investment Group (the "Reporting Person").

Item 4. Purpose of Transaction.

      Item 4 is hereby amended to add the following at the end thereof:

      The Stockholders Agreement between the Company and the Reporting Person provides, among other things, that the Reporting Person may not acquire more than 25% of the total voting power of the Company unless the acquisition is approved by the members of the Board who are not designees of the Reporting Person or the acquisition is otherwise permitted. Permitted acquisitions are acquisitions of common or preferred shares of the Company (i) pursuant to a rights offering (other than a rights offering of up to 750,000 additional shares of Series A Preferred) made to all holders of the Company's common stock and
(ii) upon conversion of the Series A Preferred or pursuant to other terms of the Series A Preferred Stock. In addition, the restrictions do not apply to acquisitions of common or preferred shares that do not increase the Reporting Person's beneficial ownership of the Company's common shares by more than 10% during any 12 consecutive month period.

      Subject to the foregoing contractual limitations, the Reporting Person presently intends to consider purchases from time to time of common shares of the Company in open-market purchases or private negotiated transactions. Whether or not the Reporting Person will purchase common shares will depend on trading prices and volumes for the Company's common shares, the Company's results of operations, general industry and capital market conditions and other factors. There can be no assurance as to whether any such purchases will be made or the timing or terms thereof.

      While the Reporting Person has no plans or proposals of the type required to be disclosed by Item 4 of Schedule 13D other than those set forth in Item 4 of this Schedule, as amended, the Reporting Person intends to review its investment in the Company from time to time and reserves the right to take or propose any action in the future.

                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 18, 1999             KNOWLEDGE CAPITAL INVESTMENT GROUP

                                By: Inspiration Investments Partners III, L.P.
                                    Its Manager

                                    By: Inspiration Investments GenPar III, L.P.
                                        Its General Partner

                                        By: Hampstead Associates, Inc.
                                            Its Managing General Partner

                                By: /s/ Kym Irvin
                                    --------------------------------------------
                                Name:  Kym Irvin
                                Title: Vice President, Controller and
                                       Assistant Secretary